l:\secfiles\11-k\saturn_2\pcsp_non.doc14

                  UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549-1004
                                      FORM 11-K

 X  ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE
- ---
    ACT OF 1934

For the fiscal year ended December 31, 1993
                          -----------------

                  OR

    TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE
- ---
    ACT OF 1934

For the transition period from                       to
                               ---------------------    ---------------------

Commission file number 33-43747
                       --------


                        SATURN PERSONAL CHOICES SAVINGS PLAN
                             FOR NON-REPRESENTED MEMBERS
                                      (Formerly
                        SATURN PERSONAL CHOICES SAVINGS PLAN
                           FOR NON-REPRESENTED EMPLOYEES)
                           -------------------------------
                              (Full title of the plan)


                             General Motors Corporation
                   767 Fifth Avenue, New York, New York 10153-0075
                 3044 West Grand Blvd., Detroit, Michigan 48202-3091
                 ---------------------------------------------------
                 (Name of issuer of the securities held pursuant to
                      the plan and the address of its principal
                                 executive offices)



Registrant's telephone number, including area code (313)-556-5000


    Notices and communications from the Securities and Exchange Commission relative to this report should be forwarded to:





                                          David J. FitzPatrick
                                          Chief Accounting Officer
                                          General Motors Corporation
                                          3044 West Grand Blvd.
                                          Detroit, Michigan 48202-3091

FINANCIAL STATEMENTS AND EXHIBIT
- --------------------------------

(a)   FINANCIAL STATEMENTS AND FINANCIAL STATEMENT SCHEDULES         Page No.
      ------------------------------------------------------         --------

      Saturn Personal Choices Savings Plan for Non-Represented Members:
        Independent Auditors' Report. . . . . . . . . . . . . . . . .     3
        Statements of Net Assets Available for Benefits
          December 31, 1993 and 1992. . . . . . . . . . . . . . . . .     4
        Statements of Changes in Net Assets Available for Benefits
          for the Years Ended December 31, 1993 and 1992. . . . . . .     6
        Notes to Financial Statements . . . . . . . . . . . . . . . .     8
        Supplemental schedules:
          Item 27a-Schedule of Assets Held for Investment Purposes,
            December 31, 1993 . . . . . . . . . . . . . . . . . . . .     13
          Item 27d-Schedule of Reportable Transactions for the
            Year Ended December 31, 1993. . . . . . . . . . . . . . .     14
        Supplemental schedules not listed above are omitted because of the absence of the conditions under which they are required.

(b)   EXHIBIT
      -------

      Exhibit 23 - Consent of Independent Auditors. . . . . . . . . .     15





                                      SIGNATURE


      The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the President's Council of General Motors Corporation has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                                         Saturn Personal Choices Savings
                                         Plan for Non-Represented Members
                                         --------------------------------
                                                    (Name of plan)



Date  June 28, 1994              By:
      -------------
                                         s/John F. Smith, Jr.
                                         ------------------------------
                                         (John F. Smith, Jr., Chairman
                                           President's Council)

INDEPENDENT AUDITORS' REPORT
- ----------------------------

Saturn Personal Choices Savings Plan
for Non-Represented Members:

We have audited the accompanying statements of net assets available for benefits of the Saturn Personal Choices Savings Plan for Non-Represented Members (the "Plan") as of December 31, 1993 and 1992, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1993 and 1992, and the changes in net assets available for benefits for the years then ended, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of (1) assets held for investment purposes as of December 31, 1993 and (2) reportable transactions for the year ended December 31, 1993 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the financial statements referred to above is presented for purposes of additional analysis rather than to present the net assets available for Plan benefits and changes in net assets available for Plan benefits of each fund. The supplemental schedules and fund information, which are the responsibility of the Plan's management, have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.


s/DELOITTE & TOUCHE
DELOITTE & TOUCHE


Nashville, Tennessee
May 20, 1994

                                                    SATURN PERSONAL CHOICES SAVINGS PLAN
                                                         FOR NON-REPRESENTED MEMBERS

                                               STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
                                                              DECEMBER 31, 1993
                                                                                    FUND INFORMATION
                                                           ------------------------------------------------------------------
                                                           Diversified      GM         GM        GM
                                                              U.S.      Com. Stock   Class E   Class H                Equity
                                                           Government     $1-2/3      Common    Common    Income      Index
                                                 Total     Securities   Par Value     Stock     Stock      Fund        Fund
                                              ----------   -----------  ----------  ---------- -------- ----------- ----------
Assets:

Investments:
  Diversified U.S. Government Securities,
   at market value.........................     $387,777     $387,777          $-          $-        $-         $-         $-
  General Motors common stock, $1-2/3 par
   value, at quoted market value...........    8,756,953            -   8,756,953           -         -          -          -
  General Motors Class E common stock,
   $0.10 par value, at quoted market value.    2,502,630            -           -   2,502,630         -          -          -
  General Motors Class H common stock,
   $0.10 par value, at quoted market value.      646,425            -           -           -   646,425          -          -
  Guaranteed investment contracts, at
   cost plus accumulated interest..........    2,631,961            -           -           -         -  2,631,961          -
  Equity Index Fund, at estimated
   market value............................    2,655,156            -           -           -         -          -  2,655,156
  Loans to Participants.....................     342,144       10,176     155,468      52,043    11,662     58,020     54,775
                                              ----------      -------   ---------   ---------   -------  ---------  ---------

   Total investments.......................   17,923,046      397,953   8,912,421   2,554,673   658,087  2,689,981  2,709,931

Cash and temporary investments..............     488,876        6,115     309,659     153,794    12,924      6,280        104

Receivables:
  Participants' contributions...............     106,131            -     106,131           -         -          -          -
  Transfers receivable (payable) between
   investment options......................            -            -     (3,487)      11,575     7,574   (22,471)      6,809
                                              ----------      -------   ---------   ---------   -------  ---------  ---------

     Net assets available for benefits...... $18,518,053     $404,068  $9,324,724  $2,720,042  $678,585 $2,673,790 $2,716,844
                                              ==========      =======   =========   =========   =======  =========  =========



     The accompanying notes are an integral part of these financial statements.

                                                    SATURN PERSONAL CHOICES SAVINGS PLAN
                                                         FOR NON-REPRESENTED MEMBERS

                                               STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
                                                              DECEMBER 31, 1992
                                                                                    FUND INFORMATION
                                                           ------------------------------------------------------------------
                                                           Diversified      GM         GM        GM
                                                              U.S.      Com. Stock   Class E   Class H                Equity
                                                           Government     $1-2/3      Common    Common     Income     Index
                                                 Total     Securities   Par Value     Stock     Stock       Fund       Fund
                                              ----------   -----------  ----------  ---------- --------   --------  ----------
Assets:

Investments:
  Diversified U.S. Government Securities
    at market value..........................   $201,924     $201,924          $-          $-        $-         $-         $-
  General Motors common stock, $1-2/3 par
    value, at quoted market value............  3,137,957            -   3,137,957           -         -          -          -
  General Motors Class E common stock,
    $0.10 par value, at quoted market value..  1,452,384            -           -   1,452,384         -          -          -
  General Motors Class H common stock,
    $0.10 par value, at quoted market value..    227,244            -           -           -   227,244          -          -
  Guaranteed investment contract stated at
    cost plus accumulated interest...........    942,857            -           -           -         -    942,857          -
  Equity Index Fund at estimated
    market value.............................  1,217,145            -           -           -         -          -  1,217,145
  Loans to Participants......................     54,124        2,372      23,765       8,186     1,023      6,697     12,081
                                               ---------      -------   ---------   ---------   -------    -------  ---------

    Total investments........................  7,233,635      204,296   3,161,722   1,460,570   228,267    949,554  1,229,226

Cash and temporary investments...............    467,054        6,869     309,439     100,039     7,622      1,911     41,174
                                               ---------      -------   ---------   ---------   -------    -------  ---------

     Net assets available for benefits....... $7,700,689     $211,165  $3,471,161  $1,560,609  $235,889   $951,465 $1,270,400
                                               =========      =======   =========   =========   =======    =======  =========

                                 The accompanying notes are an integral part of these financial statements.










                                                                    - 5 -

                                                    SATURN PERSONAL CHOICES SAVINGS PLAN
                                                         FOR NON-REPRESENTED MEMBERS

                                          STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                                                        YEAR ENDED DECEMBER 31, 1993
                                                                              FUND INFORMATION
                                                      ----------------------------------------------------------------------
                                                      Diversified     GM         GM         GM
                                                         U.S.     Com. Stock   Class E    Class H                   Equity
                                                      Government    $1-2/3      Common     Common      Income       Index
                                             Total    Securities  Par Value     Stock      Stock        Fund         Fund
                                          ----------  ----------- ----------  ----------  --------    --------    ----------
Assets:
Additions to net assets attributed to:
Investment income:
  Net appreciation (depreciation) on
    assets held, sold, or distributed
    to Participants....................  $3,239,341      $1,060  $3,134,596  ($206,160)    $180,703          $-    $129,142
  Dividends............................     145,262           -     109,263      26,656       9,343           -           -
  Interest.............................     192,981      20,419       2,186       1,271         189     113,918      54,998
                                         ----------     -------   ---------   ---------     -------   ---------   ---------

                                          3,577,584      21,479   3,246,045   (178,233)     190,235     113,918     184,140
                                         ----------     -------   ---------   ---------     -------   ---------   ---------

Interest on loans......................       9,008         216       3,699       1,906         371       1,284       1,532
                                         ----------     -------   ---------   ---------     -------   ---------   ---------

Contributions:
  After-Tax............................   1,392,999      37,571     589,983     254,617      36,458     248,995     225,375
  Tax-Deferred ........................   5,203,901     167,548   2,089,865   1,050,009     188,305     779,426     928,748
  Employer's...........................     975,240           -     975,240           -           -           -           -
                                         ----------     -------   ---------   ---------     -------   ---------   ---------

                                          7,572,140     205,119   3,655,088   1,304,626     224,763   1,028,421   1,154,123
                                         ----------     -------   ---------   ---------     -------   ---------   ---------
      Total additions..................  11,158,732     226,814   6,904,832   1,128,299     415,369   1,143,623   1,339,795
                                         ----------     -------   ---------   ---------     -------   ---------   ---------
Deductions:
Deductions from net assets attributed to:
  Benefits paid to Participants........     341,368       3,342     155,493      75,172       7,476      46,668      53,217
  Transfers between investment options.           -      30,569     895,776   (106,306)    (34,803)   (625,370)   (159,866)
                                         ----------     -------   ---------   ---------     -------   ---------   ---------
      Total deductions (additions).....     341,368      33,911   1,051,269    (31,134)    (27,327)   (578,702)   (106,649)
                                         ----------     -------   ---------   ---------     -------   ---------   ---------

Net increase...........................  10,817,364     192,903   5,853,563   1,159,433     442,696   1,722,325   1,446,444

Net assets available for benefits:
  Beginning of year....................   7,700,689     211,165   3,471,161   1,560,609     235,889     951,465   1,270,400
                                         ----------     -------   ---------   ---------     -------   ---------   ---------
  End of year.......................... $18,518,053    $404,068  $9,324,724  $2,720,042    $678,585  $2,673,790  $2,716,844
                                         ==========     =======   =========   =========     =======   =========   =========



                                 The accompanying notes are an integral part of these financial statements.



                                                    SATURN PERSONAL CHOICES SAVINGS PLAN
                                                         FOR NON-REPRESENTED MEMBERS

                                          STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                                                        YEAR ENDED DECEMBER 31, 1992
                                                                              FUND INFORMATION
                                                      ----------------------------------------------------------------------
                                                      Diversified     GM         GM         GM
                                                         U.S.     Com. Stock   Class E    Class H                  Equity
                                                      Government    $1-2/3      Common     Common      Income      Index
                                             Total    Securities  Par Value     Stock      Stock        Fund        Fund
                                          ----------  ----------- ----------  ----------  --------    --------    ---------
Assets:
Additions to net assets attributed to:
Investment income:
  Net appreciation (depreciation) on
    assets held, sold, or distributed
    to Participants....................  ($117,995)    ($1,130)  ($383,490)    $166,374    $43,637         $-      $56,614
  Dividends............................      91,571           -      61,185       8,244      3,395          -       18,747
  Interest.............................      48,346       7,227       3,325       1,715        443     34,356        1,280
                                          ---------     -------   ---------   ---------    -------    -------    ---------

                                             21,922       6,097   (318,980)     176,333     47,475     34,356       76,641
                                          ---------     -------   ---------   ---------    -------    -------    ---------

Interest on loans......................         266           1         121          57         13         24           50
                                          ---------     -------   ---------   ---------    -------    -------    ---------

Contributions:
  After-Tax............................   5,220,848     167,573   2,097,282   1,148,268    166,985    661,573      979,167
  Tax-Deferred.........................   1,544,647      42,958     656,675     302,658     41,336    244,406      256,614
  Employer's...........................   1,010,385           -   1,010,385           -          -          -            -
                                          ---------     -------   ---------   ---------    -------    -------    ---------

                                          7,775,880     210,531   3,764,342   1,450,926    208,321    905,979    1,235,781
                                          ---------     -------   ---------   ---------    -------    -------    ---------
      Total additions..................   7,798,068     216,629   3,445,483   1,627,316    255,809    940,359    1,312,472
                                          ---------     -------   ---------   ---------    -------    -------    ---------
Deductions:
Deductions from net assets attributed to:
  Benefits paid to Participants........      97,379       2,251      38,129      15,187      7,508     19,672       14,632
  Transfers between investment options.           -       3,213    (63,807)      51,520     12,412   (30,778)       27,440
                                          ---------     -------   ---------   ---------    -------    -------    ---------
      Total deductions (additions).....      97,379       5,464    (25,678)      66,707     19,920   (11,106)       42,072
                                          ---------     -------   ---------   ---------    -------    -------    ---------

Net increase...........................   7,700,689     211,165   3,471,161   1,560,609    235,889    951,465    1,270,400

Net assets available for benefits:
  Beginning of year....................           -           -           -           -          -          -            -
                                          ---------     -------   ---------   ---------    -------    -------    ---------
  End of year..........................  $7,700,689    $211,165  $3,471,161  $1,560,609   $235,889   $951,465   $1,270,400
                                          =========     =======   =========   =========    =======    =======   ==========


                                 The accompanying notes are an integral part of these financial statements.



                        SATURN PERSONAL CHOICES SAVINGS PLAN
                             FOR NON-REPRESENTED MEMBERS

                            NOTES TO FINANCIAL STATEMENTS

PLAN DESCRIPTION

Saturn Corporation ("Saturn"), a wholly-owned subsidiary of General Motors Corporation ("Corporation"), established a defined contribution plan, the Saturn Personal Choices Savings Plan for Non-Represented Employees (the "Plan"), on January 1, 1992. Effective January 1, 1993, the name of the Plan was changed to Saturn Personal Choices Savings Plan for Non-Represented Members. The Finance Committee of the Corporation's Board of Directors acts as the Plan fiduciary and, along with various officers, employees and committees with authority delegated by the Plan fiduciary, controls and manages the operation and administration of the Plan subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). Assets of the Plan are held by various investment managers under the direction of a Trustee. The Plan provides eligible non-represented members with tax-deferred and after-tax voluntary savings opportunities. Employee savings are matched, in part, by Saturn contributions credited to the Plan. The following brief description of the Plan is provided for general information purposes only. Refer to the "Complete Text" of the Plan for a comprehensive description.

    Participation
    -------------
   Eligibility in the Plan is restricted to regular employees of Saturn compensated fully or partly by salary who are not represented by the United Auto Workers ("UAW") or other labor organizations. Employees who are classified as temporary, contract or leased employees are not eligible to participate. Eligible Employees may participate in the Plan and accumulate savings as of the first day of employment. Employees on approved disability leaves of absence, or certain special leaves of absence, remain eligible to accumulate savings for a period of one year while on such leaves.

   Employee Contributions
   ---------------------
   Employees may elect to contribute to the Plan in several ways:

   o Employees may contribute up to 15% of Eligible Monthly Salary on an after-tax basis whereby the contributions are included in the Employee's taxable income in the period of contribution ("After-Tax Savings").

   o Employees may contribute up to 15% of Eligible Monthly Salary or $8,994 and $8,728 for the years ended 1993 and 1992, whichever is less, on a tax-deferred basis whereby the contributions are excluded from the Employee's taxable income until such amounts are distributed to the Employee from the Plan ("Tax-Deferred Savings").

   o Employees may elect to combine the above contribution methods, provided the contribution limitations noted above are not exceeded.

   o Employees who have transferred to Saturn from another unit of the Corporation are allowed to transfer assets into the Plan from the General Motors Corporation Savings-Stock Purchase Program Trust. There were $106,131 and $0 amounts pending transfer into the Plan as of December 31, 1993 and 1992, respectively.

   o Newly hired Employees are permitted to make a rollover contribution equal to the taxable portion of cash proceeds received from a previous employer's qualified savings plan ("Rollover Savings"), provided such previous plan does not allow the payment of benefits in the form of an annuity or other alternate form of payment which is not available under the Plan.

                        SATURN PERSONAL CHOICES SAVINGS PLAN
                             FOR NON-REPRESENTED MEMBERS

   Saturn Matching Contributions
   -----------------------------
   Saturn matches Employee Savings up to 25% of Basic Savings. An Employee's "Basic Savings" are defined as savings which do not exceed 6% of Eligible Monthly Salary. Basic Savings excludes any Rollover Savings amounts.

   Investment Options
   ------------------
   The following Investment Options are available under the Plan:

   o  Option 1 Portfolio of Diversified U. S. Government Securities
      --------
      consists of bonds, notes or bills issued under the full faith and credit of the United States Government.

   o  Option 2 General Motors Common Stock, $1-2/3 Par Value.
      --------

   o  Option 3 General Motors Class E common stock, $0.10 par value.
      --------

   o  Option 4 General Motors Class H common stock, $0.10 par value.
      --------

   o  Option 5 Income Fund is managed by an insurance company.  The
      --------
      insurance company guarantees earnings at a specified annual interest rate over a specified period of time.

   As of December 31, 1993, the annual rates of return, contract periods, fund managers, and investment contracts are as follows:

Period   Annual
  of      Rate
Contri-    of             Contract                     Fund        Investment
bution   Return            Period                     Manager       Contracts
- ------   ------  -----------------------------  ------------------ ----------
 1993     6.23%  Jan. 1, 1993 to Dec. 31, 1997  Principal Mutual   $1,839,481
 1992     7.27%  Jan. 1, 1992 to Dec. 31, 1997  Provident National    792,480
                                                                    ---------
                                                                   $2,631,961
                                                                    =========
   o  Option 6 Equity Index Fund consists of a portfolio of common stocks
      --------
      which is designed to match the performance of the "Standard and Poor's 500 Index".

   Saturn matching contributions to the Plan are invested in Option 2.

   Vesting
   -------
   Employee contributions vest immediately. Saturn matching contributions and earnings thereon vest fully upon the attainment of 5 years of credited service, death, Total and Permanent Disability or retirement.

   Distributions
   -------------
   Employees may withdraw their Tax-Deferred Savings after they reach age 59-1/2 or prior to age 59-1/2 for Financial Hardship, as defined in the Plan's "Complete Text". After-Tax Savings and related earnings may be withdrawn any time upon Employee request. Upon termination of employment, a final distribution of assets is made unless termination is by retirement, or the Participant's account balance exceeds $3,500. In those instances, distribution may be deferred until April 1 of the year after the Participant reaches the age of 70-1/2.

   Distributions payable to Participants included in net assets available for benefits were $84,371 and $5,457 as of December 31, 1993 and 1992, respectively.

                        SATURN PERSONAL CHOICES SAVINGS PLAN
                             FOR NON-REPRESENTED MEMBERS

   Transfers
   ---------
   Employees may transfer assets between Investment Options up to six times per calendar year, with certain limitations.

   Loans
   -----
   Employees may borrow once per calendar year from both their Tax-Deferred and After-Tax Savings assets. The amount and term of the loans are limited under the Plan. Interest is charged at a rate equal to the prevailing prime lending rate. Interest paid on the loans is credited back to the borrowing Employee's account in the Plan. No earnings will accrue to the assets liquidated for the loan.

   Termination of the Plan
   -----------------------
   Although it has not expressed any intent to do so, Saturn has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Significant accounting policies followed in the preparation of the accompanying financial statements are as follows:

   o  Investments are stated as follows:

      - Diversified U. S. Government Securities - at estimated market prices of the assets in the Fund as determined by the investment manager.
      -  General Motors Corporation Common Stocks - at quoted market value.
      - Income Fund - guaranteed investment contracts at cost plus accumulated interest as determined by the investment managers.
      - Equity Index Fund - at the estimated market prices of the assets in the Fund as determined by the investment manager.

   o General Motors Corporation Common Stocks acquired by the Trustee for purposes of the Plan may be obtained by purchases on the open market or from the Corporation by subscription or purchase. Such stock acquired by the Trustee on the open market is credited to the Participants' accounts at the average per share cost of such purchases (excluding brokerage commissions, transfer taxes, etc.) made for each month.
      Stock obtained by the Trustee directly from the Corporation is credited to Participants' accounts either at the average per share cost to the Trustee of the open market purchases of the stock acquired for a particular month or, in those months in which the Trustee acquires no stock on the open market, at the average of the daily mean high and low market prices of the stock as reported on the Composite Tape of Transactions for such month.


   o Securities transactions are recorded on the date the trades are executed.

   o Net appreciation (depreciation) in value of investments held, sold, or distributed represents the change in the market value of the Plan's investments during the year.

   o  Investment income is recognized as earned.

VOTING RIGHTS

Voting rights are extended to Participants in proportion to their ownership interest in General Motors Corporation Common Stocks.

                        SATURN PERSONAL CHOICES SAVINGS PLAN
                             FOR NON-REPRESENTED MEMBERS

SHARE/UNIT VALUES

The number of shares/units credited to Participants and the value of each share/unit, at market, as of December 31, 1993 and 1992 and at the end of each quarter within the fiscal years then ended are as follows:

                                  December 31               September 30
                            ------------------------  ------------------------
                            Shares/Units  Equity Per  Shares/Units  Equity Per
Fiscal Year 1993            Outstanding   Share/Unit  Outstanding   Share/Unit
- ----------------            ------------  ----------  ------------  ----------
Diversified U.S.
  Government Securities         3,457       $112.091      3,272       $114.746
General Motors Corporation
  Common stock, $1-2/3
    par value                 159,580         54.875    150,792         41.750
  Class E, $0.10 par value     85,560         29.250     80,085         29.125
  Class H, $0.10 par value     16,575         39.000     15,617         37.875
Income Fund                    22,998        114.867     19,148        113.004
Equity Index Fund              22,169        119.773     19,039        117.172


                                     June 30                  March 31
                            ------------------------  ------------------------
                            Shares/Units  Equity Per  Shares/Units  Equity Per
Fiscal Year 1993            Outstanding   Share/Unit  Outstanding   Share/Unit
- ----------------            ------------  ----------  ------------  ----------
Diversified U.S.
  Government Securities         2,628       $109.366      2,282       $107.877
General Motors Corporation
  Common stock, $1-2/3
    par value                 143,434         44.500    126,213         37.625
  Class E, $0.10 par value     68,156         29.250     57,369         31.750
  Class H, $0.10 par value     13,533         32.250     10,937         25.000
Income Fund                    14,008        111.172     11,122        109.389
Equity Index Fund              16,200        114.209     13,339        113.677


                                  December 31               September 30
                            ------------------------  ------------------------
                            Shares/Units  Equity Per  Shares/Units  Equity Per
Fiscal Year 1992            Outstanding   Share/Unit  Outstanding   Share/Unit
- ----------------            ------------  ----------  ------------  ----------
Diversified U.S.
  Government Securities        1,918        $105.289     1,410        $104.903
General Motors Corporation
  Common stock, $1-2/3
    par value                 97,301          32.250    75,961          32.125
  Class E, $0.10 par value    44,179          32.875    37,521          29.750
  Class H, $0.10 par value     8,825          25.750     7,156          21.250
Income Fund                    8,758         107.653     6,057         105.737
Equity Index Fund             11,132         109.337     8,313         103.908


                                    June 30                   March 31
                            ------------------------  ------------------------
                            Shares/Units  Equity Per  Shares/Units  Equity Per
Fiscal Year 1992            Outstanding   Share/Unit   Outstanding  Share/Unit
- ----------------            ------------  ----------  ------------  ----------
Diversified U.S.
  Government Securities          898        $102.317       353         $99.912
General Motors Corporation
  Common stock, $1-2/3
    par value                 50,021          44.000    27,600          36.625
  Class E, $0.10 par value    26,059          28.000    11,573          28.125
  Class H, $0.10 par value     5,288          25.875     2,880          20.750
Income Fund                    3,887         103.639     1,561         101.605
Equity Index Fund              5,491         100.769     2,316          99.472

                        SATURN PERSONAL CHOICES SAVINGS PLAN
                             FOR NON-REPRESENTED MEMBERS

INVESTMENTS

The table below details the investment managers, the investment types and the carrying value of investments as of December 31, 1993 and 1992.

Investment Manager           Investment Type               1993       1992
- ------------------  ---------------------------------  ----------- ----------
National Bank       Diversified U.S. Government
  of Detroit, N.A.   Securities                           $387,777   $201,924

NationsBank         GM Common Stock, $1-2/3 par value
                     (159,580 and 97,301 shares in
                     1993 and 1992,respectively)        8,756,953* 3,137,957*

NationsBank         GM Class E Stock, $0.10 par value
                     (85,560 and 44,179 shares in
                     1993 and 1992, respectively)       2,502,630* 1,452,384*

NationsBank         GM Class H Stock, $0.10 par value
                     (16,575 and 8,825 shares in
                     1993 and 1992, respectively)          646,425    227,244

Provident National  Guaranteed Investment
  Assurance          Contract, GIC 7.27%                   792,480   942,857*

Principal           Guaranteed Investment
  Mutual             Contract, GIC 6.23%                1,839,481*          -

Wells Fargo         Equity Index Fund                   2,655,156* 1,217,145*

- --                   Loans to Participants                 342,144     54,124
                                                        ----------  ---------
    TOTAL                                              $17,923,046 $7,233,635
                                                        ==========  =========
*Represents 5% or more of Plan assets.

FEDERAL INCOME TAXES

The Plan is in the process of submission to the Internal Revenue Service (the "IRS") for a determination as to its tax-qualified status in meeting the requirements of Sections 401(a) and 401(k) of the Internal Revenue Code of 1986, as amended (the "Code"), and that the Trust established thereunder is exempt from United States Federal income taxes under Section 501(a) of the Code. Saturn management believes a favorable ruling will be received for this Plan.

The United States Federal income tax status of the Employee with respect to the Plan is described (1) in the "Complete Text" of the Plan, and (2) included with the confirmation letters sent to the Participant for withdrawals and distributions of assets.


                                     * * * * * *

                        SATURN PERSONAL CHOICES SAVINGS PLAN
                             FOR NON-REPRESENTED MEMBERS

              Item 27a-SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                  DECEMBER 31, 1993

  Investment                                                          Current
    Manager        Investment Type                         Cost        Value
- ---------------    -----------------------------------  ----------  ----------

National Bank      Diversified U.S. Government
  of Detroit         Securities                           $387,777    $387,777

NationsBank        General Motors common stock,
                   $1-2/3 par value (159,580 shares)     6,019,318   8,756,953

NationsBank        General Motors Class E common stock,
                   $0.10 par value (85,560 shares)       2,549,486   2,502,630

NationsBank        General Motors Class H common stock,
                   $0.10 par value (16,575 shares)         426,937     646,425

                   Income Fund Guaranteed Investment
                   Contracts:
                      Contract     Rate
                     ----------    -----
Provident
  National
  Assurance          027-05109     7.27%                   792,480     792,480

Principal
  Mutual             GA4-5452-1    6.23%                 1,839,481   1,839,481

Wells Fargo
  Trust Company   Equity Index Fund                      2,468,911   2,655,156

                  Loans to Participants                    342,144     342,144
                                                        ----------  ----------

                      Total Investments                $14,826,534 $17,923,046
                                                        ==========  ==========

                                                    SATURN PERSONAL CHOICES SAVINGS PLAN
                                                         FOR NON-REPRESENTED MEMBERS

                                                Item 27d-SCHEDULE OF REPORTABLE TRANSACTIONS
                                                        YEAR ENDED DECEMBER 31, 1993
                                                       SERIES REPORTABLE TRANSACTIONS

   Column A           Column B       Column C    Column D   Col E    Column F   Column G    Column H    Column I
- ---------------  -----------------  ----------  ----------  ------ ----------- ----------  ----------  ---------
                                                                     Expense                 Current
                                                                     Incurred                Value of
  Identity of                         Purchase    Selling   Lease      With     Cost of      Asset on   Net Gain
  Party/Broker      Description        Price       Price    Rental Transaction    Asset    Trans. Date   (Loss)
- ---------------  -----------------  ----------  ----------  ------ ----------- ----------  ----------- ---------

Morgan Guaranty  General Motors
                 common stock,
                 $1-2/3 par value   $2,784,754   $432,997       $-          $- $3,217,751     $432,997        $-

Morgan Guaranty  General Motors
                 Class E common
                 stock, $0.10
                 par value           1,364,414          -        -           -  1,364,414            -         -

Wells Fargo
 Trust Company   Equity Index Fund   1,212,645          -        -           -  1,212,645            -         -

NationsBank      SEI Liquid
                 Asset Trust
                 Prime Obligation
                 Portfolio           3,939,678  4,041,816        -           -  7,981,494    4,041,816         -

Principal        Guaranteed
 Mutual          Investment
 Insurance       Contract, 6.23%     1,839,481          -        -           -  1,839,481            -         -

